SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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Sapiens Schedules Second Quarter 2005

Earnings Release and Conference Call

RESEARCH TRIANGLE PARK, N.C. – August 3, 2005 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced that it will report its Second Quarter 2005 financial results on Thursday, August 11, 2005.

Following the earnings release, on Thursday, August 11, 2005, Sapiens’ management will host a teleconference at 8:45 EST, 15:45 Israel, to discuss the results and the company's outlook.

Please call the following dial-in numbers to participate:

United States

1-866-860-9642

United Kingdom

0-800-917-5108

International

+972-3-918-2700

Israel

03-918-2700

A telephone replay of the call will be available for 72 hours after the live broadcast, approximately two hours after the call, and may be accessed by dialing:

United States

1-866-276-1485

International

+972-3-925-5944

Israel

03-925-5944

An online replay will also be available one day after the call at http://www.sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION:

Ori Brin

Chief Financial Officer

Sapiens International

+972-8-938-2934

E-mail: IR.Sapiens@sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 3, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary